                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1 (FINAL AMENDMENT))*

                                   USMX, Inc.
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                  903 366 102
                                 (CUSIP Number)

                              Anthony G. Petrello
                            Nabors Industries, Inc.
                         515 W. Greens Road, Suite 1200
                              Houston, Texas 77067
                                  281-874-0035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 30, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   903 366 102
         ------------------

-----------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peak Oilfield Services Company
          92-0123001
-----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[X]
                                                                                               (b)[ ]


-----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO

-----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      [ ]



-----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Partnership organized under the laws of Alaska

-----------------------------------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     -0-
    NUMBER OF       ---------------------------------------------------------------------------------------
    SHARES            8     SHARED VOTING POWER
    BENEFICIALLY                     -0-
    OWNED BY        ---------------------------------------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER
    REPORTING                        -0-
    PERSON WITH     ---------------------------------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                     -0-
-----------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


-----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
-----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          PN
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   903 366 102
          ---------------

-----------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nabors Alaska Services Corp.
          92-0126638
-----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[X]
                                                                                               (b) [ ]


-----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO

-----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      [ ]



-----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Alaska corporation

-----------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                     -0-
    NUMBER OF         -------------------------------------------------------------------------------------
    SHARES              8     SHARED VOTING POWER
    BENEFICIALLY                     -0-
    OWNED BY          -------------------------------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
    REPORTING                        -0-
    PERSON WITH       -------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     -0-
-----------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


-----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
-----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   903 366 102
          ---------------

-----------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nabors Industries, Inc.
          93-0711613
-----------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)[X]
                                                                                               (b)[ ]


-----------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY



-----------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO

-----------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      [ ]



-----------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware corporation

-----------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                     -0-
    NUMBER OF         -------------------------------------------------------------------------------------
    SHARES              8     SHARED VOTING POWER
    BENEFICIALL                      -0-
    OWNED BY          -------------------------------------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
    REPORTING                        -0-
    PERSON WITH       -------------------------------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                                     -0-
-----------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
-----------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


-----------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
-----------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          CO
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, $.001 par value per share ("USMX Common Stock"), of USMX, Inc. (the "Issuer" or "USMX"), 141 Union Boulevard, Suite 100, Lakewood, Colorado 80228.

ITEM 4.  PURPOSE OF TRANSACTION

         Dakota Merger, Inc., a subsidiary of Dakota Mining Company ("Dakota"), and the Issuer effected a stock-for- stock merger on May 30, 1997, pursuant to which USMX became a wholly owned subsidiary of Dakota and the shareholders of USMX received one share of common stock of Dakota (the "Dakota Common Stock") for each 1.1 shares of USMX Common Stock. In connection with such merger, Peak received 909,091 shares of Dakota Common Stock. No Reporting Person owns more than 5% of the outstanding shares of Dakota Common Stock.

         The purpose of this Final Amendment to Schedule 13D is to promptly disclose the above material change in the percentage ownership of USMX Common Stock to an amount below the Rule 13D filing requirement. Consequently, none of the Reporting Persons will file further amendments to this schedule.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)     Not applicable.

         (b)     Not applicable.

         (c) The Reporting Persons received one share of Dakota Common Stock for each 1.1 share of USMX Common Stock held by them, in connection with the merger described in Item 4.

         (d)     Not applicable.

         (e) The date on which each Reporting Person in this schedule ceased to be the beneficial owner of more than 5% of the outstanding shares of USMX Common Stock was May 30, 1997, the date of the merger described in Item 4.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEAK OILFIELD SERVICES COMPANY



By:  /s/ MIKE R. O'CONNOR                          Date:    June 6, 1997
   ----------------------------------------
         Mike R. O'Connor
         President


NABORS ALASKA SERVICES CORP.



By:  /s/ MARK L. LINDSEY                           Date:    June 6, 1997
   ----------------------------------------
         Mark L. Lindsey
         Vice President


NABORS INDUSTRIES, INC.



By:  /s/ ANTHONY G. PETRELLO                       Date:    June 6, 1997
   ----------------------------------------
         Anthony G. Petrello
         President